UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                   AMNEX, Inc.
                                (Name of Issuer)

                          Common Stock, $.001 Par Value
                         (Title of Class of Securities)

                                   031674 203
                                 (CUSIP Number)

                                Mr. Steven Porter
                            Rotterdam Ventures, Inc.
                Building 6, East Road, Rotterdam Industrial Park
                           Schenectady, New York 12306
                                 (518) 356-4445
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 30, 1997
             (Date of Event Which Requires Filing of This Statement)

     If the Filing Person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.  031674 203                                  Page   2  of    5  Pages
           ----------

--------------------------------------------------------------------------------
1    NAME OF  REPORTING  PERSONS  S.S.  OR I.R.S.  IDENTIFICATION  NOS. OF ABOVE
     PERSONS
     Mr. Francesco Galesi
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a) [ ]
     (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Citizenship -- United States
--------------------------------------------------------------------------------
 NUMBER OF SHARES      7   SOLE VOTING POWER             5,817,326
                       ---------------------------------------------------------
 BENEFICIALLY OWNED    8   SHARED VOTING POWER
                       ---------------------------------------------------------
 BY EACH REPORTING     9   SOLE DISPOSITIVE POWER        5,817,326
                       ---------------------------------------------------------
 PERSON WITH           10  SHARED DISPOSITIVE POWER
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,817,326
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE  AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     [ X ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     16.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------

                                                       Page   3  of    5  Pages

Item 1. Security and Issuer

     The Reporting Person is making this statement in reference to shares of common stock, par value $.001 per share (the "Common Stock"), of AMNEX, Inc., a New York corporation (the "Company"). The address of the Company's principal executive offices is 6 Nevada Drive, Lake Success, New York 11042.

Item 2. Identity and Background

     The Reporting Person is making this statement pursuant to Rule 13d-1(a).

     (a) Name: Francesco Galesi

     (b) Residence or business address:

               River House
               435 East 52d Street
               New York, NY  10021

     (c) Mr. Galesi is employed as Chief Executive Officer of Rotterdam Ventures, Inc., located at:

               Rotterdam Ventures, Inc.
               Building 6, East Road
               Rotterdam Industrial Park
               Schenectady, New York 12306

     (d) Mr. Galesi has not been convicted in a criminal proceeding in the last five years.

     (e) Mr. Galesi has not been a party to a civil proceeding of a judicial or administrative body during the last five years.

     (f) Mr. Galesi is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

     Pursuant to a Note Purchase Agreement, dated as of June 10, 1997, between Mr. Galesi and Spring Technology Corp. ("Spring") and Cofinvest 97 Ltd. ("Cofinvest"), among others, on September 30, 1997, Mr. Galesi acquired from Spring and Cofinvest certain convertible promissory notes of the Company in the aggregate principal amount of $404,000 (collectively, the "Notes") for an aggregate purchase price of $3,863,000 (the "Purchase Price") and, pursuant to the terms of the acquired Notes, converted the principal amounts thereof, together with accrued interest thereon of approximately $140,000, into 2,717,326 shares of Common Stock of the Company. The Purchase Price was paid by the delivery of cash in the amount of $2,363,000 (for which Mr. Galesi used funds borrowed from a wholly-owned entity) and one year promissory notes in the aggregate principal amount of $1,500,000. The purchase by Mr. Galesi reported herein was done contemporaneously with the repurchase by the Company of certain outstanding convertible promissory notes and shares of preferred stock of the Company, and the prepayment by the Company of certain other promissory notes of the Company, held by, among others, Spring and Cofinvest. The shares of Common Stock acquired by Mr. Galesi are subject to a one year lock-up agreement with the initial purchaser of certain convertible subordinated notes sold by the Company contemporaneously with the transaction reported herein.

                                                  Page   4  of    5  Pages

Item 4. Purpose of Transaction.

     Mr. Galesi acquired the shares of Common Stock of the Company reported herein to increase his equity position in the Company.

     Subject to and depending upon availability at prices deemed favorable by him, he may purchase additional shares of Common Stock from time to time in the open market, in privately negotiated transactions with third parties, or otherwise.

     Mr. Galesi intends to closely monitor developments at and pertaining to the Company. Mr. Galesi is currently a director of the Company (one of five directors) and, accordingly, is in a position, consistent with his statutory obligations and authorities as a director, to influence Company policies.

     Depending upon prevailing conditions and his evaluation of the factors described above, Mr. Galesi also may determine to dispose of shares of Common Stock held by him in the open market, in privately negotiated transactions with third parties, or otherwise.

     Except as set forth above, Mr. Galesi has no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

     (a) Mr. Galesi holds 5,817,326 shares of Common Stock (including 1,500,000 shares of Common Stock issuable upon the exercise of a warrant), which represent 16.4% of the total shares of Common Stock outstanding as of September 30, 1997. This percentage was calculated using as the denominator the sum of (i) the
1,500,000 shares issuable upon exercise of the warrant, (ii) 30,629,924 outstanding shares of Common Stock, based upon the Quarterly Report on Form 10-Q filed by the Company for the quarter ended June 30, 1997 and (iii) 3,365,201 other shares of Common Stock issued by the Company from July 1, 1997 through September 30, 1997 (including the shares of Common Stock that are the subject of this filing).

     (b) Mr. Galesi has the sole power to vote and sole power to dispose of the 5,817,326 shares of Common Stock as holder of record.

     (c) Reference is made to Item 3 hereof.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     In addition to the above, an irrevocable trust (the "Trust") created by Mr. Galesi, of which the trustee, David Buicko, is an employee of Rotterdam Ventures, Inc., an affiliated entity, and the beneficiaries are members of Mr. Galesi's immediate family, holds a warrant for the purchase of 500,000 shares of Common Stock of the Company. Mr. Galesi personally does not have voting or dispositive power with respect to the shares of Common Stock underlying the warrant held by the Trust, and, accordingly, Mr. Galesi disclaims beneficial ownership of the shares. This Schedule 13D shall not be construed as an admission that Mr. Galesi is a beneficial owner of the shares underlying the warrant held by the Trust.

Item 7. Material to be Filed as Exhibits.

     (i)  Note  Purchase  Agreement,  dated as of June 10,  1997,  by and  among
Francesco Galesi, Spring Technology Corp., Cofinvest 97 Ltd., AMNEX, Inc., Friedli Corporate Finance AG, Friedli Corporate Finance Inc. and Peter Friedli.

                                                  Page   5 of    5  Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: October 30, 1997                         /s/ Francesco Galesi
                                               --------------------
                                               Francesco Galesi